Mail Stop 3561

July 24, 2006

By Facsimile and U.S. Certified Mail

J. Frank Harrison, III
Chief Executive Officer
Coca-Cola Bottling Co. Consolidated
4100 Coca-Cola Plaza
Charlotte, NC 28211

   Re: Coca-Cola Bottling Co. Consolidated
     Form 10-K for Fiscal Year Ended January 1, 2006
     Filed March 16, 2006
     File No. 0-9286

Dear Mr. Harrison:

   We have reviewed your response dated July 19, 2006 to our comment letter dated June 8, 2006 and have the following additional comment. Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements, page 52
16. Capital Transactions, page 70

1. We note your response to comment 6 in our letter dated June 8, 2006. We understand that both Common Stock and Class B Common Stock participate differently in dividends from undistributed earnings. For example, the contractual rights permit the payment of dividends on Common Stock and avoid paying any dividends on the Class B Common Stock. Please tell us why your earnings per share computations do not allocate distributed earnings to their respective class of common shares and then allocate all undistributed earnings to Common Stock in accordance with the contractual participation rights. Under the circumstances we would expect basic and diluted earnings per share to be calculated using the two-class method in accordance with Issue 3 of EITF 03-6. Please tell us if you view

the two-class method to be applicable, or why you believe your current presentation is more appropriate.

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341 or me at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief